SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

eBT International, Inc.

(Name of the Issuer)

eBT International, Inc.

(Name of Person Filing Statement)

Common Stock ($0.01 Par Value)

(Title of Class of Securities)

268248101

(CUSIP Number of Class of Securities)

Stephen O. Jaeger eBT International, Inc. P.O. Box 1029 Scituate, Massachusetts 02047 (781) 319-0460	Copy to: Michael J. Bohnen, Esq. Nutter, McClennen & Fish, LLP 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 439-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$539	$0.05*

* Previously paid.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

Introduction

This Amendment No. 1 to the Schedule 13E-3 Transaction Statement (this “Amendment No. 1”) amends the Schedule 13E-3 Transaction Statement filed in connection with the concurrent filing by eBT International, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) of a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) in connection with a special meeting of the stockholders of the Company currently scheduled to be held on April 22, 2003. Concurrently with the filing of this Amendment No. 1, the Company is filing an Amendment No. 1 to its Proxy Statement (the “Amended Proxy Statement”). The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company’s Certificate of Incorporation providing for (a) a one-for-fifty reverse stock split of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and (b) a cash payment of $0.1078 for each share of Common Stock on a pre-split basis (the “Cash Consideration”) in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the Company’s Common Stock following such reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Amended Proxy Statement, a copy of which was filed under cover of Schedule 14A with the SEC simultaneously with this filing.

The information contained in the Amended Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Amended Proxy Statement is in preliminary form and is subject to completion or further amendment. This Amendment No. 1 will be amended to reflect such completion or further amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Amended Proxy Statement.

Item 1. Summary Term Sheet

The Summary Term Sheet required by Item 1 of this Amendment No. 1 is incorporated by reference to the section of the Amended Proxy Statement captioned “Summary Term Sheet.”

Item 2. Subject Company Information

(a) Name and Address: The name of the Company is eBT International, Inc. The complete mailing address of the Company’s principal executive offices is P.O. Box 1029, Scituate, Massachusetts, 02047. The Company’s telephone number is (781) 319-0460.

(b) Securities: The number of shares of Common Stock outstanding as of March 14, 2003 was 14,680,459 shares.

(c) Trading Market and Price: The information required by this Item 2(c) is incorporated by reference to the section of the Amended Proxy Statement captioned “Information About eBT International, Inc.—Price Range of Common Stock and Dividends.”

(d) Dividends: The information required by this Item 2(d) is incorporated by reference to the section of the Amended Proxy Statement captioned “ Information About eBT International, Inc.—Price Range of Common Stock and Dividends.”

(e) Prior Public Offering: The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases: None.

Item 3. Identity and Background of Filing Person

(a) Name and Address: The filing person is the Company. The required information regarding the Company is set forth in Item 2(a) above. See also Item 3(c) below.

(b) Business and Background of Entities: Not applicable.

(c) Business and Background of Natural Persons: The information required by this Item 3(c) is incorporated by reference to the section of the Amended Proxy Statement captioned “ Information About eBT International, Inc. – Current Directors and Executive Officers.”

Item 4. Terms of the Transaction

(a) Material Terms: The information required by this Item 4(a) is incorporated by reference to the sections of the Amended Proxy Statement captioned “Summary Term Sheet,” “Special Factors,” “Proposal—General,” “—Payment of Fractional Shares,” and “—Vote Required.”

(b) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders holding fewer than 50 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be shareholders of the Company.

(c) Appraisal Rights: There are no appraisal rights under Delaware law relating to the Reverse Stock Split.

(d) Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.

(e) Eligibility for Listing or Trading: The information required by this Item 4(f) is incorporated by reference to the section of the Amended Proxy Statement captioned “Special Factors—Certain Effects of Reverse Stock Split Proposal on eBT’s Shareholders.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions: None.

(b) Significant Corporate Events: None.

(c) Negotiations or Contracts: None.

(d) Conflicts of Interest: Not applicable.

(e) Agreements Involving the Company’s Securities: There are no agreements, arrangements, or understandings between the Company and any other person with respect to any of the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Use of Securities Acquired: The information required by this Item 6(b) is incorporated by reference to the section of the Amended Proxy Statement captioned “Special Factors—Certain Effects of Reverse Stock Split Proposal on eBT’s Stockholders.”

(b) Plans: The information required by this Item 6(c) is incorporated by reference to the sections of the Amended Proxy Statement captioned “Special Factors—Certain Effects of Reverse Stock Split Proposal on eBT’s Stockholders.”

Item 7. Purposes, Alternatives, Reasons and Effects of the Reverse Stock Split

The information required by this Item 7 is incorporated by reference to the sections of the Amended Proxy Statement captioned “Special Factors—Purpose and Reasons for the Reverse Stock Split,” “—Background,” “—Alternatives Considered by the Board of Directors,” “—Certain Effects of Reverse Stock Split Proposal on eBT’s Stockholders” and “—Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction

The information required by this Item 8 is incorporated by reference to the sections of the Amended Proxy Statement captioned “Special Factors—Background” and “—Fairness of the Reverse Stock Split Proposal.”

Item 9. Reports, Opinions, Appraisals and Negotiations

None.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds: The information required by this Item 10(a) is incorporated by reference to the section of the Amended Proxy Statement captioned “Special Factors—Certain Effects of Reverse Stock Split Proposal.”

(b) Conditions: None.

(c) Expenses: The information required by this Item 10(c) is incorporated by reference to the section of the Amended Proxy Statement captioned “Proposal—Source and Amount of Funds or Other Consideration; Expenses of Transaction.”

(d) Borrowed Funds: None.

Item 11. Interest in Securities of the Subject Company

(a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock is incorporated by reference to the section of the Amended Proxy Statement captioned “Information About eBT International, Inc.—Ownership of Voting Securities of eBT.”

(b) Security Transactions: There have been no transactions by the Company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

Item 12. The Solicitation or Recommendation

The information required by this Item 12 is incorporated by reference to the sections of the Amended Proxy Statement captioned “Proposal—General” and “—Vote Required.”

Item 13. Financial Statements

(a) Financial Information: The financial statements of the Company required by this Item 13(a) are incorporated by reference to the section of the Amended Proxy Statement captioned “Information about eBT International, Inc.—Historical Financial Information” and to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2002 and the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2002, previously filed with the SEC on May 1, 2002 and December 12, 2002, respectively.

(b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction on the Company’s statement of net assets in liquidation and statement of changes in net assets in liquidation per share is not material to shareholders.

(c) Summary Information: The information required by this Item 13(c) is incorporated by reference to the section of the Amended Proxy Statement captioned “Information about eBT International, Inc.—Historical Financial Information” and to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2002 and the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2002, previously filed with the SEC on May 1, 2002 and December 12, 2002, respectively.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations: The Company has retained Georgeson Shareholder Communications, Inc., a proxy solicitation firm, to solicit proxies in connection with the Reverse Stock Split.

(b) Employees and Corporate Assets: The Company will be using corporate funds and the services of its executive officer to effect the Reverse Stock Split. The Company has retained the services of the law firm of Nutter, McClennen & Fish, LLP to assist the Company in the preparation of the documents related to the Reverse Stock Split.

Item 15. Additional Information

The information set forth in the Amended Proxy Statement and the Company’s Form 10-K for the fiscal year ended January 31, 2002 and the Company’s Form 10-Q for the quarter ended October 31, 2002 is incorporated by reference in this Item 15.

Item 16. Exhibits

The following documents are being filed as exhibits to this Amendment No. 1:

No.	Description

1.	Amended Schedule 14A and Form of Proxy Statement for the Special Meeting of Stockholders (incorporated by reference to the Amended Schedule 14A filed with the SEC on the date hereof).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

EBT INTERNATIONAL, INC.

By:	/s/ STEPHEN O. JAEGER
Stephen O. Jaeger
Title:	President and Chief Executive Officer

Dated: March 17, 2003